[redacted]

06005735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JPR Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Michael Drive
(No. and Street)

Syosset (City) NY (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Umansky 516-621-8787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stuart G. Lang, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2303 Grand Avenue (Address) Baldwin (City) NY (State) 11510 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ________Paul Umansky____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___JPR Capital Corp. ____, as of _December 31__________________________________, 2005______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

STUART G. LANG
Notary Public, State of New York
No.4802793
Qualified In Nassau County
Commission Expires July 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

J.P.R. CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005

J.P.R. CAPITAL CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2005

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

Independent Auditor's Report

Board of Directors and Stockholders
J.P.R. Capital Corporation
Syosset, NY

We have audited the accompanying consolidated statement of financial condition of J.P.R. Capital Corporation (the Company) as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J.P.R. Capital Corporation at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stuart G. Lang, CPA, P.C.

Baldwin, New York
March 22, 2006

J.P.R. CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	-
Receivable from clearing brokers		646,954
Investment in marketable securities, at market value		649,624
Investment in non-marketable securities, at cost		39,300
Furnature, equipment and leasehold improvements, at cost , net of accumulated depreciation and amortization of $158,351 and $321,428 respectively		21,719
Deferred tax asset		244,458
Other assets		88,181
Total Assets	$	1,690,236

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities	$	113,590
Securities sold not yet purchased , at market value	$	233,040
Bank loan payable		244,758
Total liabilities		591,388
Stockholders' Equity		
Preferred stock		2,932,922
Common Stock		473,000
Additional Paid in capital		312,640
Accumulated deficit		(2,600,026)
Less Trerasury stock, at cost		(19,688)
Total stockholders' equity		1,098,848
Total libilities and stocklholders' equity	$	1,690,236

The accompasnying notes are an integral part of the financial statements.

J.P.R. CAPITAL CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commission income	$ 938,057
Income (loss) on proprietary trading	(140,414)
Dividends anf interest	18,044
Other income	8,944
Total Revenue	824,631
EXPENSES	
Cleareance and execution charges	122,899
Employee compensation and benefits	216,127
Commission expense	263,126
Rent expense	63,762
Quotation services	253,083
Office supplies and expenses	91,118
Regulatory fees and expenses	29,762
Insurance	57,806
Interest and bank charges	20,921
Telephone	43,219
Professional fees	68,889
Depreciation and amortization	3,981
Travel and entertainment	7,513
Subscriptions and dues	20,198
Total expenses	1,262,404
Loss before provision for income taxes	(437,773)
Provision for income taxes	1,776
Net loss	$ (439,549)

The accompasnying notes are an integral part of the financial statements.

J.P.R. CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at January 1, 2005	$ 1,882,922	$ 473,000	$ 310,061	$ (2,160,476)	$ (19,688)	$ 485,819
Add: Sale of Stock	1,050,000		2,579			1,052,579
Less: Net loss	-	-	-	(439,549)	-	(439,549)
Balance at December 31, 2005	$ 2,932,922	$ 473,000	$ 312,640	$ (2,600,025)	$ (19,688)	$ 1,098,849

The accompasnying notes are an integral part of the financial statements.

J.P.R. CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (439,549)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	3,981
(Increase) decrease in operating assets:	
Receivable from clearing brokers	(375,368)
Securities owned, at market	(649,624)
Non-marketable securities, at cost	(19,200)
Other assets	(41,114)
Increase (decrease) in operating liabilities:	
Securities sold not yet purchased , at market value	233,038
Accrued expenses and other liabilities	(50,530)
Total adjustments	(898,817)
Net cash used in operating activities	(1,338,366)
CASH FLOWS FROM INVESTING ACTIVITIES:	
	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of preferred stock	1,050,000
Additional paid-in-capital	2,580
Proceed from bank credit line	128,582
Net cash provided by financing activities	1,181,162
NET DECREASE IN CASH	(157,204)
CASH AND EQUALENTS, BEGINNING OF YEAR	157,204
CASH AND EQUIVALENTS, END OF YEAR	$ -
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ 20,921
Income taxes paid	1,776

The accompasnying notes are an integral part of the financial statements.

J.P.R. CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J.P.R. Capital Corporation (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of New York. The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities Exchange Commission, the National Futures Association, the Commodity Futures Trading Commission and the Pacific Stock Exchange. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2005.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair market value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions applicable to the securities or to the Company.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with two clearing brokers, Southwest Securities ("Southwest") and Man Financial Inc. ("Man"). The Company's clearing and execution agreement provides that the clearing broker's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker's records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker's are therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing broker's may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker's are charged back to the Company.

The Company, in conjunction with the clearing broker's, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing broker's establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in Syosset, New York and its customers are primarily located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SECURITIES OWNED, NOT READILY MARKETABLE

At December 31, 2005, securities owned and not readily marketable consist of Nasdaq Stock Market, Inc. stock and warrants at an estimated value of $39,300.

3. LOAN PAYABLE, BANK

The Company has an outstanding loan payable on a revolving credit line in the amount of $244,758. The line bears interest at the banks prime rate. The company makes monthly principal and interest as calculated by the bank.

5. COMMON AND PERFERRED STOCK

The following is a description of the Company's capital structure:

Common stock, no par value, 200 shares authorized, 123 shares issued and outstanding.

Preferred stock, Class "A" no par value, 10,000 shares authorized, 5,826 shares issued and outstanding, cumulative redeemable and callable at $500 per share plus all accrued dividends anytime after one year from date of purchase.

Preferred stock, Class "B", no par value, 1,000 shares authorized, 0 shares outstanding.

The Company's treasury shares are accounted for using the cost method.

6. PROVISION FOR INCOME TAXES

For income tax purposes, the Company has available federal loss carryforward of approximately $1,000,000 which expire on December 31, 2020. The company also has state tax loss carryforwards of approximately $2,300,000, which expire in various years between December 31, 2016 and 2020.

The deferred tax asset of $244,458 reflected in the statement of financial condition is net of a valuation allowance of approximately $468,000 to estimate the future benefit of the company's net operating losses that it has generated.

J.P.R. CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

7. COMMITMENTS

The Company leases office space under a non-cancelable lease that expires at the end of March, 2009.

Future minimum lease payments on the lease are as follows:

Year ending December 31,

2005	$63,350
2006	65,190
2007	67,087
2008	69,036
2009	17,382

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Southwest Securities and Man Financial, Inc. and promptly transmits all customer funds and securities to Southwest Securities and Man Financial, Inc. Southwest Securities and Man Financial, Inc. carries all of the accounts of such customers and maintains and preserves such books and records.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $491,815, which was $391,815 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 73% as of December 31, 2005.

J.P.R. CAPITAL CORPORATION — SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2005

Net capital		
Total stockholders'equity	$	1,098,849
Deductions:		
Non-allowable assets:		
Fixed assets		21,719
Other assets		370,129
Total deductions		391,848
Net capital before haircuts on securities positions		707,001
Haircuts on securities positions		215,186
Net capital		491,815
Minimum net capital requirement		100,000
Excess net capital	$	391,815
Aggregate Indebedness		
Accrued expenses and other liabilities	$	113,590
Bank loan payable		244,758
	$	358,348
Percentage of aggregate indebtnedd to net capital		0.73

RECONCILIATION OF ORIGIONAL FOCUS REPORT TO AMENDED FILING

Origional net capital reported	$	483,065
Audit adjustment to expenses	$	(8,750)
Amended net capital	$	491,815

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
J.P.R. Capital Corporation
Syosset, New York

In planning and performing our audit of the financial statements and supplemental schedules of J.P.R. Capital Corporation (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stuart D Lang, CPA, P.C.

Baldwin, New York
March 22, 2006